

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300



7 June 2006

To: Australian Stock Exchange Limited
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

UNiTAB LIMITED
OFF-MARKET BID BY TABCORP INVESTMENTS NO.5 PTY LTD
NOTICE UNDER SECTION 633(4)

Attached is a copy of a notice provided under section 633(4) of the *Corporations Act 2001* (Cth) in relation to the off-market bid by Tabcorp Investments No.5 Pty Ltd for all of the ordinary shares in UNiTAB Limited.

Kerry Willcock
Executive General Manager – Corporate and Legal

Corporations Act 2001 (Cth)

Section 633(4)

Notice

Tabcorp Investments No.5 Pty Ltd (ABN 72 105 341 366) gives notice pursuant to section 633(4) of the *Corporations Act 2001* (Cth) that 8 June 2006 is the date which has been set, in accordance with section 633(2) and 633(3), for the purposes of determining the people to whom the bidder's statement dated 6 June 2006 in relation to the off-market takeover bid for ordinary shares in UNiTAB Limited (ABN 84 085 691 738) is to be sent.

Dated 7 June 2006



Matthew Slatter
Director
For and on behalf of Tabcorp Investments No.5 Pty Ltd